Delisting Determination, The Nasdaq Stock Market, LLC,
February 2, 2021,  Apex Global Brands Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Apex Global Brands Inc., effective at the opening of the trading session on February
12, 2021. The Company first appeared before the Hearings
Panel (the Panel) on July 23, 2020, due to its failure to maintain compliance with Listing Rule 5550(a)(2).
The Company was subsequently issued an additional delist determination by Nasdaq Staff due to its failure to maintain compliance with Listing Rule 5550(a)(4).
On July 31, 2020, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to certain milestones. On October 30, 2020, the Company sought the Panel permission to extend a deadline to regain compliance, seeking an extension until December 4, 2020.
On November 3, 2020, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on November 5, 2020. The Listing Council did not call the matter for review and the Company did not appeal the Hearings Panel decision to the Listing Council. The Staff determination to delist the Company became final on December 18, 2020.